Exhibit 99.1

Li Auto Inc. June 2025 Delivery Update

July 1, 2025

BEIJING, China, July 1, 2025 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it delivered 36,279 vehicles in June 2025. This brought the Company’s second-quarter deliveries to 111,074. As of June 30, 2025, Li Auto’s cumulative deliveries reached 1,337,810.

Celebrating its 10th founding anniversary, Li Auto maintained its position as China’s best-selling domestic automotive brand in the RMB200,000 and above mid-to-high-end market for two consecutive years. The recently launched Li MEGA Home significantly exceeded sales expectations, making Li MEGA the top seller among MPVs priced above RMB500,000 regardless of power source. With the upcoming launches of the six-seat battery electric family SUV Li i8 in July, and the five-seat battery electric family SUV Li i6 in September, the Company will establish a product lineup featuring four extended-range electric SUVs, one flagship MPV, and two high-voltage battery electric SUVs. The Company is currently upgrading its sales system to ensure highly efficient operations across all vehicle models, aiming to deliver enhanced products and services to users.

“I extend my sincere gratitude to all our users, partners, shareholders, and employees for being part of our growth. Your support has been the foundation of our success,” commented Xiang Li, chairman and chief executive officer of Li Auto. “As we embark on the next decade, we are committed to sustained investments in our products and technologies, while intensifying efforts to elevate our brand. Recently, we proudly sponsored the Aranya Theater Festival and the Jiangsu Football City League, cultivating our brand’s emotional value via art and sport while exploring diverse avenues to build multidimensional resonance with users. Over the next ten years, through our long-term, persistent dedication, I hope Li Auto will provide users with not only cutting-edge technology and caring services, but also happiness and companionship rooted in emotional bonds.”

As of June 30, 2025, the Company had 530 retail stores in 151 cities, 511 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities. The Company also had 2,851 super charging stations in operation equipped with 15,655 charging stalls in China.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com